Exhibit 12.1

W.W. GRAINGER, INC.
CALCULATION OF EARNINGS TO FIXED CHARGES
(in thousands)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Earnings before income taxes	$1,334,386	$1,287,599	$1,117,789	$1,051,527	$853,778
Add/(Deduct):
Equity in net (income) loss of unconsolidated entities	—	—	—	(314)	182
Fixed charges excluding capitalized interest	36,381	36,313	39,161	33,831	26,382
Amortization of capitalized interest	602	588	510	504	497

Earnings as adjusted	$1,371,369	$1,324,500	$1,157,460	$1,085,548	$880,839

Fixed Charges
Interest expense	$10,093	$13,225	$16,078	$9,091	$8,187
Interest portion of rental expense(1)	26,226	23,017	22,999	24,664	18,098
Capitalized interest	2,228	1,033	1,113	790	500
Amortization of debt issue costs	62	71	84	76	97

Total Fixed Charges	$38,609	$37,346	$40,274	$34,621	$26,882

Ratio of Earnings to Fixed Charges	35.5x	35.5x	28.7x	31.4x	32.8x

(1)
The interest portion of rental expense is estimated at one-third of rental expense.